                             Bingham McCutchen LLP
                              One Federal Street
                               Boston, MA 02110

                               October 16, 2009

Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, DC 20549

   Re: Pioneer Series Trust I
       Registration Statement on Form N-14
       (File No. 811-21425)
       --------------------

Ladies and Gentlemen:

   On behalf of our client, Pioneer Series Trust I (the "Registrant"), a
Delaware statutory trust, we are hereby filing a combined proxy and registration statement on Form N-14, with exhibits (the "Registration
Statement").

   The Registration Statement relates to a proposed Agreement and Plan of
Reorganization whereby substantially all of the assets of Pioneer Mid Cap
Growth Fund, a Delaware statutory trust, will be transferred in a tax-free reorganization to Pioneer Select Mid Cap Growth Fund, a series of the
Registrant, in exchange for shares of Pioneer Select Mid Cap Growth Fund.

   The Registration Statement is being filed pursuant to Rule 488 under the
Securities Act of 1933, as amended. It is proposed that this filing will become effective on November 16, 2009 pursuant to Rule 488.

   Please call the undersigned at (617) 951-8458 or Toby R. Serkin at
(617) 951-8760 with any questions relating to the filing.

                                   Sincerely,

                                   /s/ Jeremy B. Kantrowitz

                                   Jeremy B. Kantrowitz